February 25, 2025

Ngo Chiu Lam
Chief Executive Officer
Skyline Builders Group Holding Limited
Office A, 15/F, Tower A, Capital Tower
No. 38 Wai Yip Street
Kowloon Bay, Hong Kong

       Re: Skyline Builders Group Holding Limited
           Draft Registration Statement on Form F-1
           Submitted February 14, 2025
           CIK No. 0002031009
Dear Ngo Chiu Lam:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Ted Paraskevas, Esq.